[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

July 3, 2013

SENT VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: The Ultimate Software Group, Inc.
       Form 10-K for the Fiscal Year Ended, December 31, 2012
       Filed February 28, 2013
       File No. 000-24347

Dear Ms. Collins:

                We are in receipt of the Staff's comments to the above-referenced filing as set forth in your letter dated June 21, 2013. We are working on our response to your comment letter and expect to submit our response on or before August 9, 2013. We look forward to working with the Staff in its review of this filing.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and
Chief Financial Officer

cc:  Christopher Doyle
Stroock & Stroock & Lavan LLP